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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of **JANUARY**, **2002**

AURIZON MINES LTD.
(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC V6C 3A8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.
(Registrant)

Date **February 20, 2002**

By [signature]
(Signature)*
IAN S. WALTON, Executive Vice-President
And Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

AURIZON MINES LTD.

Suite 900 – 510 Burrard Street,
Vancouver, British Columbia
Canada V6C 3A8
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No. 1 - 2002

JANUARY 17, 2002
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2001 GOLD PRODUCTION AND TARGET FOR 2002

Aurizon Mines Ltd. announces that 2001 gold production was in line with plan at 31,900 ounces, although lower than the 56,100 ounces achieved in the previous year due to lower ore grades at Sleeping Giant and suspension of operations at the Beaufor mine which contributed 17,100 ounces in 2000.

Preliminary estimates indicate that total cash costs at Sleeping Giant increased to US$236 per ounce compared to US$191 per ounce in 2000. The increase is attributable to lower ore grades and additional definition drilling and stope preparation costs for the recently discovered high-grade reserves in zone 8.

Aurizon's share of targeted production from Sleeping Giant for 2002 is 36,100 ounces of gold at an estimated total cash cost of US$230 per ounce. The production increase is caused by higher grade ore from zone 8. A 42,000 metre drill program is scheduled to test extensions of zones 6,7,8,18 and 30 and other high potential sectors of the mine in 2002 to extend mineral reserves and resources. Aurizon's share of capital expenditures is estimated at $1.5 million, comparable to 2001.

AURIZON GOLD PRODUCTION

	Fourth Quarter		Annual		Target (3)
	2001	2000	**2001**	2000	2002
Sleeping Giant					
Tonnes milled	**52,800**	57,600	**214,000**	221,200	210,200
Ore grade (grams/tonne)	**9.3**	9.6	**9.6**	11.1	11.0
Gold production (ounces)-100%	**15,200**	18,200	**63,800**	78,000	72,200
Aurizon's share - 50%	**7,600**	9,100	**31,900**	39,000	36,100
Total cash costs/ounce US$ (1)	**$263**	$212	**$236**	$191	$230
Beaufor (2)					
Share of production (ounces)	-	-	-	17,100	-
Total production (ounces)	7,600	9,100	31,900	56,100	36,100

1) Fourth quarter and annual 2001 results are estimates only and are unaudited.

2) Aurizon's 50% interest in the Beaufor Mine, where operations were suspended in August 2000, was sold in 2001.

3) The target production and unit costs per ounce for 2002 are based on the current estimates of the production program for 2002 using an exchange rate of CDN-$1.55= US$1.

During 2001, Aurizon completed several initiatives with the objective of improving the Company's financial position, including restructuring obligations, reducing costs and liquidating non-core assets. As a result Aurizon has significantly improved its working capital position which is presently approximately $1.2 million.

In addition, Aurizon had discussions with major gold producers who had expressed an interest in the Casa Berardi project. As a result, several companies conducted due diligence examinations of the project and related data, in particular the feasibility study completed by Aurizon in 2000. The feasibility study indicated that Casa Berardi could achieve annual gold production of 200,000 ounces at a total cash cost of US$145 per ounce from mineable reserves of 1.5 million ounces contained in 6.9 million tonnes with an average grade of 6.7 grams per tonne. Capital costs over a thirty-month period were estimated at $121,000,000.

Some joint venture proposals were received and, after careful review, rejected by the directors, as they did not adequately compensate Aurizon or its shareholders for the underlying value of the Casa Berardi project, particularly at a time when both the fundamentals for gold and investor sentiment appear to be improving. In the opinion of the board, Casa Berardi is an extremely valuable asset, particularly when, due to the drastic reduction in exploration activity in recent years, there are few quality advanced development projects available. Casa Berardi has quality infrastructure, potentially low production costs, large prospective land position and excellent potential to increase gold inventory both laterally and to depth. Aurizon will continue to investigate all alternatives which will unlock the inherent values of the Casa Berardi project and increase shareholder value.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com